SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO

(Amendment No. 1)

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Aon Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

037389103

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

D.  Cameron Findlay

Executive Vice President and General Counsel

Aon Corporation

200 East Randolph Street

Chicago, IL 60601

(312) 381-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Terrence R.  Brady

Winston & Strawn LLP

35 W.  Wacker Drive

Chicago, IL 60601

(312) 558-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$15,544,780	$477.23**

*                    Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 942,426 shares of Common Stock of Aon Corporation having an aggregate value of $15,544,780 will be amended pursuant to offer.  The aggregate value of such options was calculated based on the lattice-binomial option-pricing model.  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the transaction valuation.

**             Previously paid in connection with the filing person’s Schedule TO filed with the Securities and Exchange Commission on August 15, 2007.

☐               Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐               third party tender offer subject to Rule 14d-1.

☒             issuer tender offer subject to Rule 13e-4.

☐               going-private transaction subject to Rule 13e-3.

☐               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO amends and supplements the offer to amend certain options  filed with the Securities and Exchange Commission on August 15, 2007, in connection with the offer (the “Offer”) by Aon Corporation, a Delaware corporation (“Aon”), to permit its eligible employees to amend certain options (the “Eligible Options”) that were granted by Aon under the Aon Stock Option Plan (as amended, the “Aon Stock Option Plan”) and the Aon Stock Incentive Plan (as amended, the “Aon Stock Incentive Plan”).  The Amendment is being filed in order to extend the duration of the Offer until October 15, 2007 in order to provide Eligible Employees additional time in which to make an election whether to amend their Eligible Options.

ITEM 1.     SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.

ITEM 4.     TERMS OF THE TRANSACTION

Item 4(a) of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 6 of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.

ITEM 11.   ADDITIONAL INFORMATION.

(b)                                 Item 11(b) of the Schedule TO is hereby amended and supplemented to add the following:

On September 17, 2007, the Company will distribute to Eligible Employees a notice of extension, a copy of which is attached hereto as Exhibit (a)(1)(k) and incorporated herein by reference. The notice announces that the Company has extended the Offer, upon the terms and subject to the conditions set forth in the Offer to Amend, until 11:59 p.m., Chicago Time, on October 15, 2007. The Offer had been previously scheduled to expire at 11:59 p.m., Chicago Time, on September 17, 2007.  Except for the amendments to the terms of the Offer described in Exhibit (a)(1)(k) and the extension of the expiration date, the Offer remains subject to the terms and conditions set forth in the Offer to Amend and other related tender offer materials filed by the Company with the SEC.

ITEM 12.   EXHIBITS.

(a)                                  (1)(a)       Offer to Amend the Exercise Price of Certain Options, dated August 15, 2007 — incorporated by reference to Exhibit (a)(1)(a) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(1)(b)                   Email to Eligible Option Holders from Danita E. Dallman, dated August 10, 2007 — incorporated by reference to Exhibit (a)(1)(b) to Aon’s Tender Offer Statement on Schedule 13D filed on August 13, 2007.*

(1)(c)                    Memorandum to Eligible Option Holders from Jeremy Farmer, Senior Vice President and Head of Human Resources, dated August 15, 2007 — incorporated by reference to Exhibit (a)(1)(c) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(1)(d)                   Form of Election Form — incorporated by reference to Exhibit (a)(1)(d) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(1)(e)                    Form of Withdrawal Form — incorporated by reference to Exhibit (a)(1)(e) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(1)(f)                      Form of Promise to Make Cash Payment — incorporated by reference to Exhibit (a)(1)(f) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

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(1)(g)                   Forms of Confirmation E-mails — incorporated by reference to Exhibit (a)(1)(g) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(1)(h)                   Forms of Reminder E-mail Communications to Eligible Employees — incorporated by reference to Exhibit (a)(1)(h) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(1)(i)                       Form of Amendment to Stock Option Agreements — incorporated by reference to Exhibit (a)(1)(i) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(1)(j)                       Employee Presentation Materials — incorporated by reference to Exhibit (a)(1)(j) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(1)(k)                    Form of Notice of Extension.

(b)                                 None.

(d)                                 (1) Aon Stock Option Plan (as amended and restated through 1997) — incorporated by reference to Exhibit 10(a) to Aon’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.*

(2) First Amendment to Aon Stock Option Plan (as amended and restated through 1997) — incorporated by reference to Exhibit 10(a) to Aon’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.*

(3) Second Amendment to Aon Stock Option Plan (as amended and restated through 1997) — incorporated by reference to Exhibit (d)(3) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(4) Third Amendment to Aon Stock Option Plan (as amended and restated through 1997) — incorporated by reference to Exhibit 10(at) to Aon’s Annual Report on Form 10-K for the year ended December 31, 2006.*

(5) Aon Stock Incentive Plan (as amended and restated through May 2006) — incorporated by reference to Exhibit 10.2 to Aon’s Current Report on Form 8-K filed on May 24, 2006.*

(6) First Amendment to Aon Stock Incentive Plan (as amended and restated through May 2006) — incorporated by reference to Exhibit 10(au) to Aon’s Annual Report on Form 10-K for the year ended December 31, 2006.*

(7) Form of Stock Option Award Agreement — incorporated by reference to Exhibit (d)(7) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(g)                                 None.

(h)                                 None.

*                                         Document has heretofore been filed with the Securities and Exchange Commission and is incorporated by reference and made a part hereof.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3

(a) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AON CORPORATION
By:	/S/ JENNIFER L. KRAFT
JENNIFER L. KRAFT VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL AND SECRETARY

Date: September 14, 2007

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EXHIBIT INDEX

Exhibit Number Description

(a)(1)(a)                                                      Offer to Amend the Exercise Price of Certain Options, dated August 15, 2007 — incorporated by reference to Exhibit (a)(1)(a) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(a)(1)(b)                                                     Email to Eligible Option Holders from Danita E. Dallman, dated August 10, 2007 — incorporated by reference to Exhibit (a)(1)(b) to Aon’s Tender Offer Statement on Schedule 13D filed on August 13, 2007.*

(a)(1)(c)                                                      Memorandum to Eligible Option Holders from Jeremy Farmer, Senior Vice President and Head of Human Resources, dated August 15, 2007 — incorporated by reference to Exhibit (a)(1)(c) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(a)(1)(d)                                                     Form of Election Form — incorporated by reference to Exhibit (a)(1)(d) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(a)(1)(e)                                                      Form of Withdrawal Form — incorporated by reference to Exhibit (a)(1)(e) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(a)(1)(f)                                                        Form of Promise to Make Cash Payment — incorporated by reference to Exhibit (a)(1)(f) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(a)(1)(g)                                                     Forms of Confirmation E-mails — incorporated by reference to Exhibit (a)(1)(g) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(a)(1)(h)                                                     Forms of Reminder E-mail Communications to Eligible Employees — incorporated by reference to Exhibit (a)(1)(h) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(a)(1)(i)                                                         Form of Amendment to Stock Option Agreements — incorporated by reference to Exhibit (a)(1)(i) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(a)(1)(j)                                                         Employee Presentation Materials — incorporated by reference to Exhibit (a)(1)(j) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(a)(1)(k)                                                      Form of Notice of Extension.

(d)(1)                                                                 Aon Stock Option Plan (as amended and restated through 1997) — incorporated by reference to Exhibit 10(a) to Aon’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.*

(d)(2)                                                                 First Amendment to Aon Stock Option Plan (as amended and restated through 1997) — incorporated by reference to Exhibit 10(a) to Aon’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.*

(d)(3)                                                                 Second Amendment to Aon Stock Option Plan (as amended and restated through 1997) — incorporated by reference to Exhibit (d)(3) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

(d)(4)                                                                 Third Amendment to Aon Stock Option Plan (as amended and restated through 1997) — incorporated by reference to Exhibit 10(at) to Aon’s Annual Report on Form 10-K for the year ended December 31, 2006.*

(d)(5)                                                                 Aon Stock Incentive Plan (as amended and restated through May 2006) — incorporated by reference to Exhibit 10.2 to Aon’s Current Report on Form 8-K filed on May 24, 2006.*

(d)(6)                                                                 First Amendment to Aon Stock Incentive Plan (as amended and restated through May 2006) — incorporated by reference to Exhibit 10(au) to Aon’s Annual Report on Form 10-K for the year ended December 31, 2006.*

(d)(7)                                                                 Form of Stock Option Award Agreement — incorporated by reference to Exhibit (d)(7) to Aon’s Tender Offer Statement on Schedule 13D filed on August 15, 2007.*

_____________________

*                                         Document has heretofore been filed with the Securities and Exchange Commission and is incorporated by reference and made a part hereof.

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